NXT ENERGY SOLUTIONS ADVISES OF
GRANT OF STOCK OPTIONS

CALGARY, ALBERTA, September 23, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB:NSFDF), advises that it has granted a total of 300,000 incentive stock options (“Options”) to two members who joined the Company’s Board of Directors in 2015.

The Options are being granted under NXT Energy’s Stock Option Plan, and will have an exercise price of $2.10 per common share, a five year term to expiry in September, 2020, and entitlement to exercise vesting 1/3 per year over a three year period.

About NXT Energy Solutions

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.